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July 27, 2010
VIA EDGAR
Gregory S. Dundas, Esq.
Attorney Advisor
U.S. Securities and Exchange Commission
Room 4612, Mail Stop 0408
Station Place 1
101 F Street, N.E.
Washington, D.C. 20549

Re:	Century Next Financial Corporation Registration Statement on Form S-1 File No. 333-167589
Dear Mr. Dundas:
     Attached for filing on behalf of Century Next Financial Corporation (the “Registrant”) is a complete copy of Pre-Effective Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-1 previously filed by the Registrant. The Amendment is being filed in accordance with the requirements of Regulation S-T.
     The Amendment reflects responses to the comments of the Staff set forth in a letter (the “Comment Letter”), dated July 13, 2010, addressed to Benjamin L. Denny, President and Chief Executive Officer of the Registrant. For ease of reference, the comments of the Staff have been repeated here in bold and the responses correspond numerically to each of the Staff’s comments from the Comment Letter. The prospectus also reflects revised disclosure in response to comments received from the Office of Thrift Supervision on the Registrant’s Application for Conversion on Form AC.
Prospectus Cover Page
1.	Please revise to clarify that in the event of an extension, subscribers will have to actively resubscribe, or confirm their subscriptions, in order to avoid having their subscriptions cancelled.

Additional disclosure has been provided on the cover page of the prospectus in response to this comment.

Gregory S. Dundas
U.S. Securities and Exchange Commission
July 27, 2010

Risks related to our business
2.	Please revise to provide specific information, with numerical data to the extent available, regarding home price declines and increased foreclosure and unemployment rates for your market area, as well as the degree of population and economic decline, and current economic conditions for commercial and commercial real estate loans, including in the oil and gas industry.

Additional disclosure has been provided on page 13 of the prospectus in response to this comment. Please note that the Registrant does not possess any data regarding home price declines and foreclosure rates for its market area or current economic conditions for commercial business and commercial real estate loans.
Executive Compensation, page 73
3.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

The Registrant concluded that its compensation policies and practices for its employees were not reasonably likely to have a material adverse affect on the Registrant and thus disclosure was not required under Item 402(s) of Regulation S-K. The conclusion of the Registrant was based on the consideration that there are no separate business units of the Registrant that have different compensation structures or risk profiles. Consistent with past practice, employees receive a discretionary bonus, which for fiscal 2009 was a fixed 1% of salary for all employees, including executive officers. The Registrant does not maintain an incentive compensation plan or other program for the award of bonuses upon the accomplishment of a particular task or goal.
Financial Statements
Note 1. Summary of Significant Accounting Policies
d. Loans and allowance for loan losses, page F-7
4.	You state here that the allowance is an amount that you believe will be “adequate” to absorb “possible” losses on existing loans that may become uncollectible, based on evaluations of the collectability of loans and prior loan loss experience. If true, please revise your disclosure to confirm that the allowance is an amount you believe to be “appropriate” to absorb “probable” losses on existing loans. Otherwise, tell us the accounting guidance on which you relied for your policy as previously stated.

The requested disclosure has been provided on page F-7 in the prospectus.

Gregory S. Dundas
U.S. Securities and Exchange Commission
July 27, 2010

Exhibit 8
5.	We note that a form of federal tax opinion has been filed. Please file a signed opinion as soon as possible.

A signed copy of the federal tax opinion is included in the Amendment as Exhibit 8.1.
General
6.	Please have the independent accounting firm that opined on your audited financial statements revise its report to specifically state, if true, that it performed its audit in accordance with the standards of the Public Company Accounting Oversight Board. The current reference to auditing standards generally accepted in the United States of America is inappropriate.

The opinion of the Registrant’s independent registered public accounting firm has been revised as requested and is included on page F-1 in the prospectus.

7.	Please have the independent accounting firm that opined on your audited financial statements revise its consent filed as an exhibit to this registration statement to specifically reference its report on those financial statements and the date on which that report was issued.

The consent of the Registrant’s independent registered public accounting firm has been revised as requested and is included in the Amendment as Exhibit 23.2.
* * *
On behalf of the Registrant, it is hereby acknowledged that:
•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * *

Gregory S. Dundas
U.S. Securities and Exchange Commission
July 27, 2010

     We trust that the enclosed responds sufficiently to the Staff’s comments as set forth in the Comment Letter. Please do not hesitate to call me at 202-719-1816 if there are any questions on the Amendment or if I can be of assistance in any way.
     As always, the Staff’s cooperation is greatly appreciated.

Very truly yours,
/s/ Eric M. Marion
Eric M. Marion

cc:	Benjamin L. Denny Raymond A. Tiernan